Exhibit 99.1

OBSEVA SA

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	9,684	54,734
Other receivables		174	3,560
Prepaid expenses		1,705	5,223
Total current assets		11,563	63,517
Non-current assets
Right-of-use assets		313	625
Furniture, fixtures and equipment		45	58
Intangible assets	5	4,503	24,503
Other long-term assets		383	288
Total non-current assets		5,244	25,474
Total assets		16,807	88,991
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Other payables and current liabilities		7,213	9,038
Accrued expenses	10	2,353	13,783
Current borrowings	6	8,902	—
Current lease liabilities		367	686
Total current liabilities		18,835	23,507
Non-current liabilities
Non-current lease liabilities		—	240
Non-current borrowings	6	—	25,733
Post-employment obligations	14	568	6,581
Other long-term liabilities		553	591
Total non-current liabilities		1,121	33,145
Shareholders’ equity
Share capital		8,467	6,489
Share premium		441,306	430,630
Reserves		35,129	32,195
Accumulated losses		(488,051)	(436,975)
Total shareholders’ equity	7	(3,149)	32,339
Total liabilities and shareholders’ equity		16,807	88,991

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2022	2021	2022	2021
OPERATING INCOME OTHER THAN REVENUE
Other operating income	8	3	20,098	4,852	20,108
Assignment income	8	3,709	—	3,709	—
Total operating income other than revenue		3,712	20,098	8,561	20,108
OPERATING EXPENSES
Research and development expenses	9	(692)	(11,531)	(13,411)	(41,532)
General and administrative expenses		(3,649)	(7,035)	(18,393)	(15,114)
Impairment of intangible asset	5	—	—	(19,400)	—
Total operating expenses		(4,341)	(18,566)	(51,204)	(56,646)
OPERATING (LOSS) INCOME		(629)	1,532	(42,643)	(36,538)
Finance income		2,885	128	2,385	702
Finance expense		(2,494)	(822)	(4,472)	(2,423)
Loss on event of default	6	(17,586)	—	(17,586)	—
Gain on debt extinguishment	6	5,713	—	5,713	—
NET (LOSS) INCOME BEFORE TAX		(12,111)	838	(56,603)	(38,259)
Income tax income (expense)	11	54	(19)	(53)	(70)
NET (LOSS) INCOME FOR THE PERIOD		(12,057)	819	(56,656)	(38,329)
Net (loss) income per share
Basic and Diluted	12	(0.13)	0.01	(0.65)	(0.52)
OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans, net of tax	14	5,581	—	5,581	—
TOTAL OTHER COMPREHENSIVE INCOME		5,581	—	5,581	—
TOTAL COMPREHENSIVE (LOSS) INCOME FOR THE PERIOD		(6,476)	819	(51,075)	(38,329)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Nine-month period ended September 30,
(in USD ’000)	Notes	2022	2021
NET LOSS BEFORE TAX FOR THE PERIOD		(56,603)	(38,259)
Adjustments for:
Impairment of intangible asset		19,400	—
Loss on event of default		17,586
Gain on debt extinguishment		(5,713)	—
Depreciation expense		341	621
Post-employment cost		8	374
Share-based compensation expense		2,933	4,661
Finance expense, net		2,086	1,720
Other operating income		(4,852)	(20,095)
Assignment income		(3,709)	—
Changes in operating assets and liabilities:
Other receivables		3,384	(2,896)
Prepaid expenses, deferred costs and other long-term assets		3,423	(357)
Other payables and current liabilities		652	(3,790)
Accrued expenses and other long-term liabilities		(10,003)	474
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(31,067)	(57,547)
Net proceeds from disposal of intangible assets		5,691	22,200
Payments for plant and equipment		(15)	(14)
NET CASH FLOWS FROM INVESTING ACTIVITIES		5,676	22,186
Prepayment of convertible debt		(31,000)	—
Proceeds from issuance of shares		6,596	49,049
Proceeds from issuance of convertible debt		8,610	—
Proceeds from issuance of warrants		915	—
Proceeds from exercise of warrants		—	22,117
Issuance costs related to convertible debt and warrant		(1,766)	—
Share issuance costs		(224)	(1,683)
Principal elements of lease payments		(522)	(508)
Interest paid		(1,926)	(1,725)
NET CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES		(19,317)	67,250
Net (decrease) increase in cash, cash equivalents and restricted cash		(44,708)	31,889
Cash, cash equivalents and restricted cash at January 1,		54,734	31,183
Effects of exchange rate changes on cash, cash equivalents and restricted cash		(342)	(188)
Cash, cash equivalents and restricted cash at September 30,		9,684	62,884

NON-CASH FINANCING ACTIVITIES
Issuance of common shares (in connection with conversion of convertible debt)		5,271	—

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

(in USD ’000)	Share capital	Treasury shares	Share premium	Reserves	Accumulated losses	Total
January 1, 2021	4,878	(304)	356,822	26,353	(379,395)	8,354
Loss for the period	—	—	—	—	(38,329)	(38,329)
Other comprehensive loss	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	(38,329)	(38,329)
Issuance of treasury shares	1,515	(1,515)	—	—	—	—
Issuance of shares - ATM program	—	1,189	47,860	—	—	49,049
Share issuance costs	—	—	(1,683)	—	—	(1,683)
Exercise of warrants	555	—	21,562	—	—	22,117
Share-based remuneration	—	—	—	4,661	—	4,661
September 30, 2021	6,948	(630)	424,561	31,014	(417,724)	44,169

January 1, 2022	6,948	(459)	430,629	32,196	(436,976)	32,338
Loss for the period	—	—	—	—	(56,656)	(56,656)
Other comprehensive income	—	—	—	—	5,581	5,581
Total comprehensive loss	—	—	—	—	(51,075)	(51,075)
Issuance of treasury shares	1,947	(1,947)	—	—	—	—
Issuance of shares - ATM program	—	588	6,008	—	—	6,596
Share issuance costs - ATM program	—	—	(224)	—	—	(224)
Conversion rights value - convertible notes	—	—	290	—	—	290
Issuance of shares - convertible notes	1,390	—	3,881	—	—	5,271
Reclassification of warrants	—	—	722	—	—	722
Share-based remuneration	—	—	—	2,933	—	2,933
September 30, 2022	10,285	(1,818)	441,306	35,129	(488,051)	(3,149)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (see Note 2.3).

The Group is focused on the development of novel therapeutics to improve women’s reproductive health and pregnancy. The Group has a portfolio of one in-licensed mid-stage development compound (nolasiban). The Group has no currently marketed products.

On July 27, 2022, the Company announced plans to initiate a corporate restructuring and refocus the Company’s development and commercialization strategy. The Board of Directors decided to undertake the following actions: (i) give notice of termination of the Company’s license agreement with Kissei Pharmaceutical Co., Ltd (“Kissei”) for the development and commercialization of linzagolix (the “Kissei License Agreement”); (ii) commence planned corporate restructuring to resize the Company to be able to meet its license obligations and assess strategic options with respect to pipeline development; and (iii) file an application to the competent court in Geneva, Switzerland for a court-sanctioned moratorium to facilitate the planned restructuring.

Following the termination of the Kissei License Agreement, the Company began a process to transition the linzagolix program to Kissei, including the assignment of clinical, manufacturing, and scientific contracts related to the development of linzagolix.  As of the issuance date of the unaudited condensed consolidated financial statements, the Company has assigned substantially all contracts, representing approximately USD 5.0 million in transferred obligations to Kissei.

On September 12, 2022, following a consultation process with the Company’s employees, the Board of Directors authorized the termination of approximately 70% of employees, which the Company expects to substantially complete during the fourth quarter of 2022.

On October 20, 2022, the Company attended the first hearing with the competent court in Geneva, Switzerland, whereby the Company’s request to suspend proceedings through November 30, 2022 was granted.

On November 21, 2022, the Company entered into an IP Acquisition Agreement (the “IP Acquisition Agreement”) with XOMA Corporation (“XOMA”) for the sale of all of its rights to ebopiprant, for an upfront payment of USD 15 million and future milestone payments of up to approximately USD 98 million upon the achievement of certain development and regulatory milestones and sales milestones under the July 2021 license agreement with Organon & Co. (“Organon”). See Note 16 for future information on the IP Acquisition Agreement and related agreements. We expect the sale proceeds from this recent transaction with XOMA to enable the Company to resolve the over-indebtedness position.  The Company has until December 15, 2022 to provide Swiss statutory financial information to the competent court in Geneva, Switzerland, at which time the Company intends to withdraw its moratorium proceedings. There is no assurance that we will be able to withdraw such moratorium proceedings. The Company continues to progress various corporate initiatives intended to resolve its over-indebtedness and support future pipeline development.

These unaudited condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand, except share and per share data, and have been prepared on the basis of the accounting principles described in Note 2.

These unaudited condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on November 30, 2022.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and nine-month interim condensed consolidated financial statements (the “unaudited condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

Accounting policies

Accounting policies used in the preparation and presentation of these unaudited condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2021 (the “annual financial statements”), which should be read in conjunction with these unaudited condensed consolidated financial statements as they provide an update of previously reported information.

Operating income other than revenue

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Other operating income includes royalty and milestone income from the out-licensing of intellectual property when ObsEva retains an interest in the intellectual property through a license. Milestone income is recognized at the point in time when it is highly probable that the relevant milestone event criteria are met, and the risk of reversal of revenue recognition is remote.  Royalty income earned through a license is recognized when the underlying sales have occurred.

Assignment income represents contractual obligations transferred upon assignment of vendor contracts to a third party and is recognized upon execution of the assignment contract.

Going concern

The Company has incurred recurring losses since inception, including net losses of USD 56.7 million for the nine-month period ended September 30, 2022. As of September 30, 2022, the Company had accumulated losses of USD 518.7 million, of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses for the foreseeable future. As of September 30, 2022, the Company had cash and cash equivalents of USD 9.7 million. These unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. To date, the Company has funded its operations through equity and debt offerings and through payments from licensors. The Company believes that its current cash and cash equivalents, after taking into account the upfront payment of USD 15 million from the IP Acquisition Agreement with XOMA and the Company’s corporate restructuring actions, including a mass dismissal process pursuant to Swiss law, are sufficient to fund its operating expenses through the fourth quarter of 2023 and this raises substantial doubt about the Company’s ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern within one year from the date of the issuance of these unaudited condensed consolidated financial statements. The future viability of the Company is dependent on its ability to implement a successful corporate reorganization and to raise additional capital to finance its future operations. The Company may receive future milestone payments from licensors or pursuant to the IP Acquisition Agreement, but that is dependent on achieving certain regulatory or commercial milestones that may never happen. The Company may seek additional funding through public or private financings, debt financing or collaboration agreements. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. The Company may also be subject to certain restrictions and limitations on raising funds if the Company is unable to withdraw its pending moratorium proceedings and the court-sanctioned moratorium is granted by the competent court in Geneva, Switzerland or if the Company does not regain compliance with the continued listing standards of Nasdaq. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s operations, financial condition and ability to pursue its business strategies. If the Company is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Management continues to explore all potential options to obtain additional funding. However, there is no assurance that the Company will be successful in raising funds, obtaining sufficient funding on terms acceptable to the Company, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

2.2 Use of estimates and assumptions

The preparation of unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. The Company bases the estimates on historical experience and on various other assumptions that the Company believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of revenues and expenses. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the unaudited condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

The Company consolidates the financial operations of its four fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, ObsEva Europe B.V., which is registered and organized under the laws of Netherlands, ObsEva Switzerland SA, which is registered and organized under the laws of Switzerland, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd, ObsEva Europe B.V., and ObsEva Switzerland SA had no operations and no results of operations to report as of September 30, 2022 and 2021.

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

The Company’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.

Assets recorded at fair value on a nonrecurring basis, such as intangible assets are recognized at fair value when they are impaired.

4. Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

5. Intangible assets

The Company’s intangible assets consisted of the following:

	September 30, 2022
(in USD ‘000)	Gross Carrying Value	Disposal	Impairment	Net Book Value
Intangible assets
Linzagolix	20,000	(600)	(19,400)	—
Nolasiban	4,503	—	—	4,503
Total	24,503	(600)	(19,400)	4,503

	December 31, 2021
(in USD ‘000)	Gross Carrying Value	Disposal	Impairment	Net Book Value
Intangible assets
Linzagolix	20,000	—	—	20,000
Nolasiban	4,503	—	—	4,503
Ebopiprant	2,105	(2,105)	—	—
Total	26,608	(2,105)	—	24,503

On February 10, 2022, the Company entered into a strategic licensing agreement with Theramex HQ UK Limited (“Theramex”) to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia (“Theramex License Agreement”). Given the out-licensing of linzagolix in certain territories to Theramex, the Company concluded that a portion of the linzagolix intangible assets should be de-recognized.  The Company calculated the out-licensed territories as representing 3% of the probability-weighted gross profit from linzagolix product sales world-wide and as a result, recorded a partial derecognition of USD 0.6 million of intangible asset.

During the second quarter of 2022, the Company identified an interim impairment trigger for the linzagolix intangible asset resulting from the review issues communicated by the U.S. Food and Drug Administration (FDA) regarding deficiencies in the New Drug Application (NDA) for linzagolix for uterine fibroids. After performing an interim impairment assessment, the Company concluded that the full remaining net book value of the asset was impaired as of June 30, 2022 and recorded a charge of USD 19.4 million. The impairment charge is recorded in impairment of intangible asset on the unaudited condensed consolidated statements of comprehensive loss.

6. Borrowings

In October 2021, the Company entered into a convertible note financing agreement (the “Securities Purchase Agreement”) with certain funds and accounts managed by JGB Management Inc. (“JGB”), which is structured to provide up to USD 135 million in borrowing capacity, available in nine tranches.  In connection with the initial closing which included a borrowing amount of USD 31.5 million (offer issue discount of USD 1.5 million) for the first tranche, the Company received gross proceeds of USD 30.0 million.  The following is the activity of the Company’s borrowings for the nine-months ended September 30, 2022:

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

(in USD ‘000)	2022
Borrowings as of January 1,	$25,733
Issuance of convertible note, net of transaction costs	6,879
Loss on event of default	17,586
Prepayment of convertible notes	(31,000)
Gain on debt extinguishment	(5,713)
Change in value of conversion price	(163)
Conversion of convertible note	(4,901)
Change in estimated prepayment penalty	(970)
Interest expense	3,663
Interest paid	(2,212)
Borrowings as of September 30,	$8,902

On January 28, 2022, the Company entered into an amendment agreement (the “Amendment Agreement”) with JGB regarding the second tranche of the Securities Purchase Agreement (the “Second Tranche”), which adjusted the principal balance payable at maturity for the Second Tranche to USD 10.5 million (USD 975 thousand of original issue discount). In addition, as adjusted pursuant to the Amendment Agreement, the Company issued a warrant to purchase 1,018,716 common shares of the Company at an exercise price of $1.87 per share. The fair value of the second tranche was determined to equal the USD 9.5 million in cash proceeds received and was allocated by using the fair value of the warrants (USD 900 thousand), the fair value of the liability portion of the convertible feature (USD 8.4 million) and the fair value of the conversion option (USD 200 thousand). The proceeds from the issuance of the second tranche convertible note was USD 6.9 million, net of 1.5 million in transaction costs.

On July 27, 2022, the Company’s previously announced application to the courts of competent jurisdiction of the Swiss canton of Geneva for a preliminary moratorium resulted in certain events of default (the “Events of Default”) under the outstanding convertible notes issued under the Securities Purchase Agreement (the “Notes”). Upon the Event of Default, the gross carrying value of the Notes was adjusted from the previous carrying amount of USD 33.0 million to USD 50.6 million to reflect the estimated contractual cash flows.  The adjustment of USD 17.6 million included a 25% prepayment penalty of USD 10.1 million (as provided in the Transaction Agreements) and the unamortized original issue discount of USD 7.5 million and was recognized as ‘Loss on event of default’ within the unaudited condensed consolidated statement of comprehensive loss for the three- and nine- month period ending September 30, 2022.

On July 31, 2022, the Company entered into an amendment and forbearance agreement (the “Amendment”) with JGB in relation to the Securities Purchase Agreement, that certain Senior Secured Convertible Note due October 12, 2024, in the aggregate original principal amount of approximately $31.5 million (the “First Tranche Note”), and that certain Senior Secured Convertible Note due January 28, 2025, in the aggregate original principal amount of USD 10.5 million (the “Second Tranche Note”, and together with the First Tranche Note, the “Outstanding Notes”, and together with the Securities Purchase Agreement and ancillary agreements thereto, the “Transaction Agreements”). Pursuant to the Amendment, the Company and JGB agreed to apply USD 31.0 million (the “Account Balances”) previously held in a control account in accordance with the Transaction Agreements against the Outstanding Notes on a pro rata basis, and JGB waived any application of the 25% prepayment premium permitted under the Outstanding Notes with respect to the Account Balances through the forbearance period. In addition, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Securities Purchase Agreement, the Notes, or any ancillary agreements thereto (the “Transaction Agreements”), with respect to the Events of Default until the earlier to occur of (i) October 29, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the waiver of the prepayment penalty and forbearance on exercising such rights and remedies, USD 1.5 million was added to the outstanding principal balance under the Outstanding Notes, resulting in an aggregate outstanding balance of approximately USD 11.0 million under the Outstanding Notes, the conversion price of the Outstanding Notes was adjusted to a conversion price of USD 0.26 per share (subject to adjustment as provided in the Outstanding Notes) and the Company’s right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the Outstanding Notes, was terminated. In addition, JGB is no longer obligated to fund any future mandatory or optional tranche closing under the Securities Purchase Agreement.

The modification of the Notes was evaluated under IFRS 9, “Financial Instruments”.  According to the guidance, the instruments were determined to be substantially different, and the transaction qualified for extinguishment accounting. As a result, the Company recorded a gain on debt extinguishment of USD 5.7 million during the three- and nine-months ended September 30, 2022, which represents the difference between the consideration paid of USD 44.9 million and the carrying value of the Outstanding Notes upon extinguishment of USD 50.6 million.   The consideration paid included the USD 31.0 million in cash paid, the USD 11.0 million in

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

convertible notes issued, the USD 2.7 million of prepayment penalty applied to the new debt and value of the change in conversion price of USD 0.2 million.

During the nine-month period ended September 30, 2022, JGB converted USD 4.9 million of the outstanding principal balance and USD 0.4 million of accrued and unpaid interest under the Outstanding Notes into 17,246,134 common shares.  In connection with the note conversions in the third quarter, approximately USD 1.0 million of the estimated prepayment penalty was reversed and recorded as finance income on the Company’s unaudited condensed consolidated statements of comprehensive loss.

The balances of the Outstanding Notes are measured as the value of the expected future cash flows and classified as short-term on the unaudited condensed consolidated balance sheets as of September 30, 2022.

On October 26, 2022, the Company entered into an amendment and forbearance extension agreement (the “Extension Amendment”) with JGB. Pursuant to the Extension Amendment, JGB agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Transaction Agreements with respect to the Events of Default until the earlier to occur of (i) December 1, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the forbearance on exercising such rights and remedies, (i) the conversion price for USD 2,000,000 of outstanding principal amount of the Outstanding Notes was adjusted to a conversion price of USD 0.19 per share (subject to adjustment as provided in the Outstanding Notes), and (ii) an aggregate of USD 500,000 of outstanding principal amount (such amount a part of the USD 2,000,000 principal amount with a conversion price of USD 0.19 per share) and all accrued and unpaid interest on the Outstanding Notes through and including October 31, 2022, was exchanged for 2,631,579 common shares, representing a conversion price of USD 0.19 per share.

On November 21, 2022, the Company and JGB entered into a Consent and Amendment Agreement (the “Consent”), whereby the Company agreed to maintain restricted cash equal to the total amount of outstanding principal and accrued interest of USD 6.8 million under the Outstanding Notes, subject to reduction upon conversion or payoff of the notes and agreed to amend the maturity date for each Outstanding Note to December 31, 2023.

7. Shareholders’ equity

Share capital and share premium

As of September 30, 2022, the total outstanding share capital of USD 8.5 million, fully paid, consists of 104,022,489 common shares, excluding 21,844,489 treasury shares. As of December 31, 2021, the total outstanding share capital of USD 6.5 million, fully paid, consisted of 79,955,268 common shares, excluding 5,265,203 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

During the nine-months ended September 30, 2022, JGB converted USD 5.4 million of the outstanding principal and USD 0.4 million of the accrued and unpaid interest under the Outstanding Notes into 17,246,134 common shares. As the conversions were completed within the terms of the Securities Purchase Agreement, no gain or loss was recognized as a result of these conversions.

In February 2022, the Company announced the issuance of 23,400,000 common shares at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by a fully owned subsidiary of the Company and listed on the SIX Swiss Exchange accordingly. The shares were initially held as treasury shares.

During the nine-months period ended September 30, 2022, the Company sold a total of 6,821,086 treasury shares at an average price of USD 0.97 per share, as part of its ATM program with SVB Leerink LLC. These multiple daily transactions generated total gross proceeds of USD 6.6 million. Directly related share issuance costs of USD 0.2 million were recorded as a deduction in equity. The Company’s ATM program with SVB Leerink LLC expired during the three-months ended September 30, 2022.

During the nine-months ended September 30, 2021, the Company sold a total of 13,949,613 treasury shares at an average price of USD 3.51 per share, as part of its expired ATM programs. These multiple daily transactions generated total gross proceeds of USD 49.0 million. Directly related share issuance costs of USD 1.5 million were recorded as a deduction in equity. In addition, during the first quarter of 2021, the Company received proceeds of USD 22.1 million from the exercise of 6,448,240 warrants.

Warrants issued with Securities Purchase Agreement with JGB

On January 28, 2022, in connection with the second tranche under the Securities Purchase Agreement, the Company issued to JGB a warrant to purchase 1,018,716 common shares of the Company. The warrant has an exercise price of USD 1.87 per share. The Company determined the fair value of the warrant on January 28, 2022 using the Black Scholes model by using a risk-free interest rate of 1.78%, an expected term of 3 years, and an implied volatility of 96.5%. The fair value was calculated to be approximately USD 915 thousand on January 28, 2022. This valuation is considered to be Level 2 in the fair value hierarchy. The Company allocated the

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

transaction fees, including the USD 1.25 million waiver payment,  associated with the Securities Purchase Agreement based on the debt balance and the fair value of the warrant liability on January 28, 2022. The allocation of the transaction fees associated with the warrant liability was USD 163 thousand and was recorded as a period cost and included in finance expense on the Company’s unaudited condensed consolidated statements of comprehensive loss.

Because the warrants were not exercisable until its affiliated registration statement was declared effective, the Company had to revalue the warrant liability on the date of the effective date of the registration statement which was March 1, 2022. The Company revalued the fair value of the warrants on March 1, 2022 using the Black Scholes model by using a risk-free interest rate of 1.72%, an expected term of 3 years, and an implied volatility of 95.8%. The fair value was calculated to be approximately USD 722 thousand on March 1, 2022. The resulting change in fair values from January 28, 2022 to March 1, 2022 of USD 193 thousand is recorded as a period cost and is included in finance income on the Company’s unaudited condensed consolidated statements of comprehensive loss.

8. Operating income other than revenue

On February 10, 2022, the Company entered into the Theramex License Agreement with Theramex to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia. Under the terms of the Theramex License Agreement, the Company was entitled to receive royalties of a mid-thirties percentage on commercial sales up to EUR 72.75 million in upfront and milestone payments, including EUR 5 million obtained upon signing, up to EUR 13.75 million in development and commercial milestones and up to EUR 54 million in sales-based milestones.

As the Company received marketing authorization for the uterine fibroid indication in the European Union and the UK, the upfront payment of EUR 5.0 million was fully recognized during the nine-months ended September 30, 2022. The gain on the disposal of the asset, net of de-recognition of intangible asset, of USD 4.8 million is recorded in Other operating income on the Company’s unaudited condensed consolidated statements of comprehensive loss.

As a result of termination of the Kissei License Agreement, the Theramex License Agreement was automatically assigned to Kissei and the Company has no further rights or obligations under the agreement. In addition, the Company assigned to Kissei a number of clinical, manufacturing, and scientific contracts related to the development of linzagolix.  These assignments resulted in the transfer of USD 3.7 million in contractual obligations to Kissei, which was recognized as Assignment income on the unaudited condensed consolidated statements of comprehensive loss in the three- and nine-month periods ended September 30, 2022.

Subsequent to September 30, 2022, the Company assigned substantially all remaining contracts which represented an incremental USD 1.3 million in transferred contractual obligations. See Note 16 for the events occurring after the reporting period for further information.

9. Research and development expenses

Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.

10. Accrued expenses

Accrued expenses as of September 30, 2022 and December 31, 2021 consist of the following:

in USD ‘000	September 30, 2022	December 31, 2021
Accrued research and development expenses	835	10,123
Accrued compensation-related expenses	1,318	3,125
Accrued other expenses	200	535
Total accrued expenses	2,353	13,783

Accrued research and development expenses decreased as of September 30, 2022 as compared to December 31, 2021 as a result of the Company’s termination of the Linzagolix program and the assignment of contractual obligations to Kissei. The decrease in accrued compensation-related expenses was primarily due to adjustments to the estimated accrued bonus expense as a result of the Company’s corporate restructuring.

11. Income tax

The Group is subject to income taxes in various jurisdictions, including primarily in Switzerland and the United States.

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Since January 1, 2020, the Company is subject in Switzerland to a municipal and cantonal income tax rate of 14.0% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month and nine-month periods ended September 30, 2022 and 2021. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of September 30, 2022 and December 31, 2021.

The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost-plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month and nine-month periods ended September 30, 2022 and 2021 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and state tax rates.

12. Loss per share

As of September 30, 2022 and 2021, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

	Three-month period ended September 30,	Nine-month period ended September 30,
	2022	2022
Net loss attributable to shareholders (in USD ‘000)	(12,057)	(56,656)
Weighted average number of common shares outstanding	95,979,383	87,318,374
Basic and diluted loss per share (in USD)	(0.13)	(0.65)

	Three-month period ended September 30,	Nine-month period ended September 30,
	2021	2021
Net income (loss) attributable to shareholders (in USD ‘000)	819	(38,329)
Weighted average number of common shares outstanding	77,971,008	74,152,705
Basic and diluted income (loss) per share (in USD)	0.01	(0.52)

For the three-month and nine-months ended September 30, 2022, 11,282,406 shares issuable upon the exercise of stock-options and 30,044,464 shares issuable upon conversion of notes and/or exercise of warrants issued to JGB pursuant to the Securities Purchase Agreement, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month and nine-month periods ended September 30, 2021, 9,188,388 shares issuable upon the exercise of stock-options and warrants, respectively, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation.  Furthermore, the inclusion of dilutive shares for the three-month period ended September 30, 2021 would have no impact on the determined income (loss) per share.

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

13. Leases

On May 10, 2022, the Company entered into a 120-month lease for office space and parking spaces in Geneva, Switzerland. The lease was for approximately 7,513 square feet and 4 parking spaces with the Company planned to gain access to the leased areas on October 1, 2022.  On September 30, 2022, the landlord terminated this lease.

14. Post-employment benefits

In accordance with the mandatory Swiss pension fund law, all Swiss employees of the Company participate in a retirement defined benefit plan. As a result of the workforce reductions described in Note 1, the Company remeasured pension assets and benefit obligations as of September 30, 2022, which resulted in a reduction to its plan benefit obligations of USD 5.4 million. This remeasurement resulted in a non-cash, pre-tax net actuarial gain of $5.4 million for the three-months ended September 30, 2022. This net actuarial gain, which includes a curtailment gain of $0.2 million, is presented in the Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three- and nine- months ended September 30, 2022, as a component of Other comprehensive income.

in USD ‘000	2022
Change in defined benefit obligation
Defined benefit obligation at January 1,	(21,643)
Current service cost	(1,299)
Interest cost	(51)
Net benefits paid	2,424
Currency translation effects	1,158
Remeasurements:
Curtailment	9,274
Effect of changes in financial assumptions	4,665
Effect in experience assumptions	840
Defined benefit obligation at September 30,	(4,632)

in USD ‘000	2022
Change in plan assets
Fair value of plan assets at January 1,	15,063
Interest income	36
Employer contributions	533
Employee contributions	533
Net benefits paid	(2,424)
Curtailment	(9,034)
Currency translation effects	(719)
Remeasurements: return on plan assets (excluding interest income)	76
Fair value of plan assets at September 30,	4,064

Year ended September 30,
in USD ‘000	2022
Components of defined benefit cost
Current service cost	1,299
Interest expense on defined benefit obligation	51
Interest income on plan assets	(36)
Employee contributions	(533)
Impact of plan amendment	(240)
Total included in staff costs	541

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

Year ended September 30,
in USD ‘000	2022
Remeasurements recognized in other comprehensive loss
Effect of changes in financial assumptions	4,665
Effect in experience assumptions	840
Return on plan assets (excluding interest income)	76
Total remeasurements recognized as other comprehensive loss	5,581
Cumulative amount of remeasurements immediately recognized in other comprehensive loss	(1,461)

As of September 30,
in USD ‘000	2022
Amounts recognized in the statement of financial position
Defined benefit obligation	(4,632)
Fair value of plan assets	4,064
Net liability	(568)

in USD ‘000	2022
Change in defined benefit liability
Net defined benefit liability at January 1,	(6,581)
Defined benefit cost included in statement of comprehensive loss	(541)
Total remeasurements included in other comprehensive loss	5,581
Employer contributions	533
Currency translation effects	440
Net defined benefit liability at September 30,	(568)

The principal actuarial assumptions used were as follows:

2022
Discount rate	2.15%
Salary increase (including inflation)	1.00%
Rate of pension increases	0.25%
Post-employment mortality table	LPP 2020 G

15. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	September 30, 2022	December 31, 2021
Switzerland	5,153	25,385
USA	91	89
Total non-current assets	5,244	25,474

ObsEva SA

Unaudited Condensed Consolidated Financial Statements

The geographical analysis of operating expenses is as follows:

(in USD ’000)	Three-month period ended September 30,		Nine-month period ended September 30,
	2022	2021	2022	2021
Switzerland	4,553	17,131	50,470	52,016
USA	(212)	1,435	734	4,630
Total operating expenses	4,341	18,566	51,204	56,646

16. Events after the reporting period

Subsequent to September 30, 2022, following the termination of the Kissei License Agreement, the Company completed the assignment of substantially all of the remaining contracts related to the ongoing development of linzagolix to Kissei with contractual obligations of approximately USD 1.3 million. Refer to Note 1 and Note 8 above for further information on the termination of the Kissei License Agreement.

On October 26, 2022, the Company entered into the Extension Amendment with JGB. Refer to Note 6 for further information on the Extension Amendment and the Company’s Securities Purchase Agreement and Outstanding Notes with JGB.

On November 22, 2022, the Company announced that it had entered into the IP Acquisition Agreement with XOMA for the sale of all of its rights to ebopiprant, an investigational, orally active, selective prostaglandin F2α (PGF2α) receptor antagonist being evaluated as a potential treatment for preterm labor by reducing inflammation and uterine contractions, for an upfront payment of USD 15 million and future milestone payments of up to approximately USD 98 million upon the achievement of certain development and regulatory milestones and sales milestones under the July 2021 license agreement with Organon. Under the terms of the agreement, the Company sold to XOMA all of its rights, including the assignment of its license agreements with Organon and Merck Serono, and the intellectual property estate of ebopiprant. The Company does not have material remaining performance obligations related to Organon or XOMA for ebopiprant.

In conjunction with the execution of the IP Acquisition Agreement, the Company and JGB entered into a Consent and Amendment Agreement (the “Consent”), whereby JGB consented to the Company’s transaction with XOMA, and the Company agreed to maintain restricted cash equal to the total amount of outstanding principal and accrued interest of USD 6.8 million under the outstanding convertible notes held by certain funds and accounts managed by JGB, subject to reduction upon conversion or payoff of the notes, and agreed to amend the maturity date for each Outstanding Note to December 31, 2023.

In November 2022, following the execution of the Consent, JGB converted an aggregate of USD 0.2 million of the outstanding principal under the Outstanding Notes into 1,052,632 common shares.

On December 1, 2022, the competent court in Geneva, Switzerland granted the Company until December 15, 2022 to provide the Swiss courts with Swiss statutory financial information, at which time the Company intends to withdraw its moratorium proceedings. There is no assurance that the Company will be able to withdraw such moratorium proceedings.